Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

October 19, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 16, 2026, The Nasdaq Stock Market (the "Exchange") received from PepsiCo, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

3.750% Senior Notes Due 2029

4.250% Senior Notes Due 2035

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrants are seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi